Industrial 675
ıa 1 Perú

07025591

RECEIVED

2007 JUL 30 A 11:15

Ferreyros

Exemption pursuant to Rule 12g3-2(b) 82-4567

T 511 336 7070
F 511 336 8331

Submission of: Other information

Lima, July 26th 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Financial Statements as of June 30th, 2007, and our management report for that period.

Sincerely yours,

Ferreyros

PATRICIA GASTELUMENDI LUKIS
Gerente de División Finanzas

PROCESSED
AUG 01 2007
THOMSON
FINANCIAL

7/31

www.ferreyros.com.pe

PLANTILLA DE INFORMACION FINANCIERA SECTOR DIVERSAS: Trimestral Individual

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2007	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Ingresar TI (Trimestral Individual)
Periodo:	2	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Balance General
Al 30 de Junio del año 2007 y 31 de Diciembre del año 2006
(En miles de nuevos soles)

	Notas	Al 30 de Junio 2007	Al 31 de Diciembre 2006
Activo			
Activo Corriente			
Efectivo y Equivalentes de efectivo		44,217	34,610
Inversiones Financieras		0	0
Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto)	3	281,742	274,840
Cuentas por Cobrar a Partes Relacionadas	4	25,358	11,701
Otras Cuentas por Cobrar (neto)		5,681	4,457
Existencias (neto)	5	384,143	334,797
Activos Biológicos		0	0
Activos no Corrientes mantenidos para la Venta		0	0
Gastos Diferidos		2,574	1,585
Otros Activos		0	0
Total Activo Corriente		**743,715**	**661,990**
Activo No Corriente			
Inversiones Financieras		**106,178**	**81,721**
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Inversiones al Método de Participación		103,836	79,264
Otras Inversiones Financieras		2,342	2,457
Cuentas por Cobrar Comerciales	3	47,483	36,171
Cuentas por Cobrar a Partes Relacionadas		0	0
Otras Cuentas por Cobrar		0	0
Existencias (neto)		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		0	0
Inmuebles, Maquinaria y Equipo (neto)	6	269,744	218,227
Activos Intangibles (neto)		253	296
Activo por Impuesto a la Renta y Participaciones Diferidos		6,656	7,382
Crédito Mercantil		5,290	0
Otros Activos		0	0
Total Activo No Corriente		**435,604**	**343,797**
TOTAL ACTIVO		**1,179,319**	**1,005,787**

	Notas	Al 30 de Junio 2007	Al 31 de Diciembre 2006
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		467	2,154
Obligaciones Financieras		323,556	220,840
Cuentas por Pagar Comerciales		136,600	125,669
Cuentas por Pagar a Partes Relacionadas	4	4,158	2,553
Impuesto a la Renta y Participaciones Corrientes		8,607	20,441
Otras Cuentas por Pagar		72,815	81,518
Provisiones		0	0
Pasivos mantenidos para la Venta		0	0
Total Pasivo Corriente		**546,203**	**453,175**
Pasivo No Corriente			
Obligaciones Financieras		185,892	143,205
Cuentas por Pagar Comerciales		0	0
Cuentas por Pagar a Partes Relacionadas		0	0
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0
Otras Cuentas por Pagar		0	0
Provisiones		0	0
Ingresos Diferidos (netos)		8,336	10,245
Total Pasivo No Corriente		**194,228**	**153,450**
Total Pasivo		**740,431**	**606,625**
Patrimonio Neto			
Capital	9	335,749	284,196
Acciones de Inversión			0
Capital Adicional		0	0
Resultados no Realizados		15,937	15,937
Reservas Legales		19,056	9,300
Otras Reservas		0	0
Resultados Acumulados	9	68,146	89,729
Diferencias de Conversión		0	0
Total Patrimonio Neto		**438,888**	**399,162**
TOTAL PASIVO Y PATRIMONIO NETO		**1,179,319**	**1,005,787**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Junio del año 2007 y 2006
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2007	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2006	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2007	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2006
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)	12	394,577	342,136	853,269	639,981
2D0102	Otros Ingresos Operacionales		142	1,190	179	1,306
2D01ST	**Total de Ingresos Brutos**		**394,719**	**343,326**	**853,448**	**641,287**
2D0201	Costo de Ventas (Operacionales)		(312,434)	(268,918)	(679,273)	(499,383)
2D0202	Otros Costos Operacionales		0	0	0	0
2D0203	**Total Costos Operacionales**		**(312,434)**	**(268,918)**	**(679,273)**	**(499,383)**
2D02ST	**Utilidad Bruta**		**82,285**	**74,408**	**174,175**	**141,904**
2D0302	Gastos de Ventas		(31,549)	(24,398)	(60,327)	(47,154)
2D0301	Gastos de Administración		(18,299)	(18,083)	(37,630)	(38,291)
2D0407	Ganancia (Pérdida) por Venta de Activos		0	0	0	0
2D0403	Otros Ingresos		0	0	0	590
2D0404	Otros Gastos		(679)	(641)	(150)	0
2D03ST	**Utilidad Operativa**		**31,758**	**31,286**	**76,068**	**57,049**
2D0401	Ingresos Financieros		11,804	14,710	22,173	25,361
2D0402	Gastos Financieros		(9,860)	(6,929)	(17,117)	(15,192)
2D0406	Participación en los Resultados de Partes Relacionadas por el Método de Participación		8,351	2,954	16,581	6,650
2D0409	Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
2D04ST	**Resultado antes de Participaciones y del Impuesto a la Renta**		**42,053**	**42,021**	**97,685**	**73,868**
2D0501	Participación de los trabajadores		(2,702)	(3,387)	(6,638)	(5,917)
2D0502	Impuesto a la Renta		(9,323)	(11,683)	(22,901)	(20,412)
2D0503	**Utilidad (Pérdida) Neta de Actividades Continuas**		**30,028**	**26,951**	**68,146**	**47,539**
2D0504	Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**30,028**	**26,951**	**68,146**	**47,539**
	Utilidad (Pérdida) Neta del Ejercicio					
2D0901	Utilidad (Pérdida) Básica por Acción Común	11	0.098	0.088	0.223	0.156
2D0902	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0903	Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
2D0904	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
	Utilidad (Pérdida) Neta de Actividades Continuas					
2D0905	Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
2D0906	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0907	Utilidad (Pérdida) Diluida por Acción Común		0.000	0 000	0.000	0.000
2D0908	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0 000	0.000	0.000

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A

Estado de Flujos de Efectivo

Por los periodos terminados al 30 de Junio del año 2007 y 2006

(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2007 al 30 de Junio de 2007	Del 1 de Enero de 2006 al 30 de Junio de 2006
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de Bienes o Servicios (Ingresos Operacionales)		779,587	621,014
3D0110	Honorarios y Comisiones		0	0
3D0103	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		7,808	7,098
3D0111	Dividendos (no incluidos en la Actividad de Inversión)		0	0
3D0112	Regalías		0	0
3D0104	Otros Cobros de Efectivo Relativos a la Actividad		12,835	15,879
	Menos pagos (salidas) por:			
3D0109	Proveedores de Bienes y Servicios		(750,916)	(557,365)
3D0105	Remuneraciones y Beneficios Sociales		(79,226)	(55,444)
3D0106	Tributos		(34,088)	(15,553)
3D0107	Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
3D0113	Regalías		0	0
3D0108	Otros Pagos de Efectivo Relativos a la Actividad		(2,042)	(4,800)
3D01ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**		**(66,042)**	**10,829**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0209	Prestamos a Partes Relacionadas		0	0
3D0218	Venta de Subsidiarias y otras Unidades de Negocios		0	0
3D0201	Venta de Inversiones Financieras		0	125
3D0213	Venta de Inversiones Inmobiliarias		0	0
3D0202	Venta de Inmuebles, Maquinaria y Equipo		679	1,203
3D0203	Venta de Activos Intangibles		0	0
3D0210	Intereses y Rendimientos		0	0
3D0211	Dividendos		4,318	15
3D0204	Otros Cobros de Efectivo Relativos a la Actividad		129	1,247
	Menos pagos (salidas) por:			
3D0212	Prestamos a Partes Relacionadas		0	0
3D0219	Compra de Subsidiarias y otras Unidades de Negocios		0	0
3D0205	Compra de Inversiones Financieras		(2,645)	(3,637)
3D0214	Compra de Inversiones Inmobiliarias		0	0
3D0206	Compra de Inmuebles, Maquinaria y Equipo		(11,690)	(3,297)
3D0215	Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		0	0
3D0207	Compra y desarrollo de Activos Intangibles		(5,290)	0
3D0208	Otros Pagos de Efectivo Relativos a la Actividad		0	0
3D02ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**		**(14,499)**	**(4,344)**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de Sobregiros Bancarios		(1,688)	168
3D0308	Emisión y aceptación de Obligaciones Financieras		281,943	198,509
3D0301	Emisión de Acciones o Nuevos Aportes		0	0
3D0309	Venta de Acciones Propias (Acciones en Tesorería)		0	0
3D0303	Otros Cobros de Efectivo Relativos a la Actividad		0	0
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de Sobregiros Bancarios		0	0
3D0315	Amortización o pago de Obligaciones Financieras		(153,313)	(160,950)
3D0310	Recompra de Acciones Propias (Acciones en Tesorería)		0	0
3D0311	Intereses y Rendimientos		(11,340)	(14,085)
3D0305	Dividendos Pagados		(25,454)	(13,139)
3D0306	Otros Pagos de Efectivo Relativos a la Actividad		0	0
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación**		**90,148**	**10,503**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**9,607**	**16,988**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		34,610	11,469
3D0404	Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo		0	0
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**44,217**	**28,457**

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A

Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2007 y 2006
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2007 al 30 de Junio de 2007	Del 1 de Enero de 2006 al 30 de Junio de 2006
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) Neta del Ejercicio		68,146	47,539
	Más :			
	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0609	Estimación de Cuentas de Cobranza Dudosa		1,492	3,998
3D0610	Desvalorización de Existencias		1,873	5,986
3D0623	Fluctuación del Valor de Activos Biológicos		0	0
3D0602	Depreciación y Deterioro de Valor del Ejercicio		13,773	14,039
3D0614	Amortización de Activos Intangibles		59	82
3D0616	Amortización de Otros Activos		3,286	0
3D0604	Provisiones		24,464	18,073
3D0606	Pérdida en Venta de Inversiones Financieras			0
3D0624	Pérdida por Instrumentos Financieros Derivados		0	0
3D0617	Pérdida en Venta de Inversiones Inmobiliarias		0	0
3D0605	Pérdida en Venta de Inmuebles, Maquinaria y Equipo		0	0
3D0618	Pérdida en Venta de Activos Intangibles		0	0
3D0611	Gastos Financieros		0	0
3D0619	Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		0	0
3D0620	Impuesto a la Renta y Participación de los Trabajadores		2,097	(812)
3D0608	Otros		17,116	15,191
	Menos:			
	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0625	Fluctuación del Valor de Activos Biológicos		0	0
3D0703	Utilidad en Venta de Inversiones Financieras		0	0
3D0626	Ganancia por Instrumentos Financieros Derivados		0	0
3D0706	Utilidad en Venta de Inversiones Inmobiliarias		0	0
3D0702	Utilidad en Venta de Inmuebles, Maquinaria y Equipo		424	(656)
3D0707	Utilidad en Venta de Activos Intangibles		0	0
3D0712	Ingresos Financieros		0	0
3D0709	Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		(16,561)	(6,148)
3D0708	Impuesto a la Renta y Participación de los Trabajadores		0	0
3D0711	Otros		(4,912)	(922)
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales		(19,706)	(30,555)
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Partes Relacionadas		(13,657)	0
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar		(1,224)	(107)
3D0804	(Aumento) Disminución en Existencias		(65,586)	(13,498)
3D0813	(Aumento) Disminución en Activos Biológicos		0	0
3D0817	(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta		0	0
3D0805	(Aumento) Disminución en Gastos Diferidos		(989)	(1,471)
3D0818	(Aumento) Disminución de Otros Activos		0	0
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales		10,931	(39,833)
3D0807	Aumento (Disminución) de Cuentas por Pagar a Partes Relacionadas		1,605	0
3D0816	Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		0	0
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar		(88,673)	(77)
3D0815	Aumento (Disminución) de Provisiones		0	0
3D0827	Aumento (Disminución) de Pasivos mantenidos para la Venta		0	0
	Cobros por:			
3D0820	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		0	0
3D0821	Dividendos (no incluidos en la Actividad de Inversión)		0	0
3D0822	Diferencia de Cambio		0	0
	Pagos por:			
3D0823	Impuesto a la Renta y Participación de los Trabajadores		0	0
3D0824	Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
3D0825	Provisiones		0	0
3D0826	Diferencia de Cambio		0	0
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		(66,042)	10,829

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Junio del año 2007 y 2006
(En miles de nuevos soles)

Codigo de Cuenta		Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto
4D0101	**Saldos al 1ero. de enero de 2006**	266,178	0	0	12,303	6,284	0	30,143	0	**314,908**
	Ganancia (Pérdida) por valor razonable de:									
4D0108	1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0
4D0120	2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0
4D0121	3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0
4D0122	4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0
4D0117	5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
4D0123	6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0
4D0125	7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0
4D0111	8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	47,539	0	47,539
4D0119	**Total de ingresos y gastos reconocidos**	**0**	**0**	**0**	**0**	**0**	**0**	**47,539**	**0**	**47,539**
4D0102	9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0
4D0103	10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0
4D0104	11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(13,310)	0	(13,310)
4D0105	12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0
4D0110	13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0
4D0114	14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0
4D0109	15. Capitalización de partidas patrimoniales	18,018	0	0	0	0	0	(18,018)	0	0
4D0107	17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
4D0124	18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0
4D0112	19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	3,634	3,014	0	(6,648)	0	0
4D01ST	**Saldos al 30 de Junio de 2006**	**284,196**	**0**	**0**	**15,937**	**9,298**	**0**	**39,706**	**0**	**349,137**
4D0201	**Saldos al 1ero. de enero de 2007**	284,196	0	0	15,937	9,300	0	89,729	0	**399,162**
	Ganancia (Pérdida) por valor razonable de:									
4D0208	1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0
4D0220	2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0
4D0221	3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0
4D0222	4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0
4D0217	5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
4D0223	6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0
4D0225	7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0
4D0211	8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	68,146	0	68,146
4D0219	**Total de ingresos y gastos reconocidos**	**0**	**0**	**0**	**0**	**0**	**0**	**68,146**	**0**	**68,146**
4D0202	9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0
4D0203	10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0
4D0204	11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(28,420)	0	(28,420)
4D0205	12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0
4D0210	13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0
4D0214	14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0
4D0209	15 Capitalización de partidas patrimoniales	51,553	0	0	0	0	0	(51,553)	0	0
4D0207	17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
4D0224	18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0
4D0212	19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	9,756	0	(9,756)	0	0
4D02ST	**Saldos al 30 de Junio de 2007**	**335,749**	**0**	**0**	**15,937**	**19,056**	**0**	**68,146**	**0**	**438,888**

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

NOTAS A LOS ESTADOS FINANCIEROS

Por el periodo terminado el 30 de junio del 2007

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 , de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33.

La NIC 27 (revisada en el 2003) establece principalmente que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2006.

Moneda funcional y de presentación

Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

2) ADQUISICIÓN DE EMPRESA

El 30 de noviembre de 2006 la Compañía suscribió el contrato de adquisición del 100% de las acciones de la empresa Mega Caucho Representaciones S.A.C. , empresa que se dedica principalmente a la venta, distribución y servicio de neumáticos de la marca Good Year, con el objeto de desarrollar y atender el mercado de minería subterránea. La transferencia de las acciones se llevó a cabo el 2 de enero de 2007. Los valores razonables de los activos identificables de dicha empresa fueron los siguientes:

Caja	7
Existencias	1,215
Impuestos pagados por adelantado	324
Inmuebles,mobiliario y equipo, neto	492
Otros activos	50
Pasivo	(2,083)
	5
Crédito mercantil	5,290
Valor pagado	5,295

En adición, como parte del Convenio de transferencia de acciones, el 31 de enero de 2007, Ferreyros S.A.A. efectuó un aporte de capital por S/. 2,083,000 para que Mega Caucho Representaciones S.A.C. cancele íntegramente los pasivos que figuraban en el balance al 2 de enero de 2007

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

	30-06-07		31-12-06	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	320,177	52,091	312,394	39,929
Intereses diferidos	(12,613)	(4,608)	(10,037)	(3,758)
Provisión para cuentas de cobranza dudosa	(25,822)	-	(27,517)	-
	281,742	47,483	274,840	36,171

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

4) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

Los saldos de las cuentas por cobrar y por pagar con empresas Afiliadas son los siguientes :

	30-06-07	31-12-06
	S/.000	S/.000
Por cobrar vencimiento corriente		
Comerciales:		
Unimaq S.A.	11,901	8,835
Orvisa Sociedad Anónima	8,274	372
Domingo Rodas S.A.	113	125
Depósitos Efe S.A.	11	25
	20,299	**9,357**
Diversas :		
Unimaq S.A.	1,836	498
Domingo Rodas S.A.	990	985
Megacaucho & Representaciones S.A.C	1,279	0
Orvisa Sociedad Anónima	954	861
	5,060	2,344
Total cuentas por cobrar	**25,358**	**11,701**
Por pagar vencimiento corriente		
Comerciales:		
Motorindustria S.A.	695	702
Orvisa Sociedad Anónima	2,455	978
Fiansa Sociedad Anónima	341	72
Unimaq S.A.	339	647
Megacaucho & Representaciones S.A.C	214	0
Depósitos Efe S.A.	114	83
	4,158	2,482
Diversas :		
Fiansa Sociedad Anónima		71
Total cuentas por pagar	**4,158**	**2,553**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

5) EXISTENCIAS

Este rubro comprende:

	30-06-07	31-12-06
	S/.000	S/.000
Máquinas, motores y automotores	164,066	143,103
Repuestos	111,314	101,971
Servicios de taller en proceso	20,353	21,012
Existencias por recibir	98,835	80,993
	394,567	347,079
Provisión para desvalorización de existencias	(10,424)	(12,282)
	384,143	334,797

El movimiento anual de la provisión para la desvalorización de existencias fue el siguiente:

	30-06-07	30-06-06
	S/.000	S/.000
Saldo inicial	12,282	19,118
Adiciones del período	1,871	5,985
Adiciones por transferencias	1,185	0
Aplicaciones por ventas	(4,914)	(909)
Saldo final	10,424	24,194

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

6) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transfe-rencias S/.000	Saldos finales S/.000
Costo -					
Terrenos	51,414	143	(95)		51,462
Edificios y otras construcciones	72,066	253		2,893	75,212
Instalaciones	4,246	278			4,524
Maquinaria y equipo	112,076	4,660	(421)	6,407	122,722
Maquinaria y equipo, flota de alquiler	107,561	34,604	(21,494)	5,744	126,415
Unidades de transporte	4,162				4,162
Muebles y enseres	31,408	1,894			33,302
Trabajos en curso	7,593	19,134		(3,915)	22,812
	390,526	60,966	(22,010)	11,129	440,611
Depreciación acumulada -					
Edificios y otras construcciones	29,276	1,073			30,349
Instalaciones	2,920	149			3,069
Maquinaria y equipo	78,674	4,735	(139)	(38)	83,232
Maquinaria y equipo, flota de alquiler	27,556	6,744	(6,885)	(5,961)	21,454
Unidades de transporte	3,844	59			3,903
Muebles y enseres	25,302	1,013			26,315
	167,571	13,773	(7,024)	(5,999)	168,321
Provisión para desvalorización	(4,728)	(108)	1,105	1,185	(2,546)
Costo neto	218,227				269,744

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División-Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

7) EMISIONES Y REEMBOLSOS DE TITULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue :

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL US $.000	TOTAL S/. 000	CORRIENTE US $.000	CORRIENTE S/. 000	NO CORRIENTE US $.000	NO CORRIENTE S/. 000
Cuarta emisión, Serie A, del primer programa	Julio del 2004	Hasta julio del 2007	7,500	23,768	7,500	23,768		
Primera emisión, Serie B, del primer programa	Diciembre del 2004	Hasta noviembre del 2007	7,500	23,768	7,500	23,768		
Cuarta emisión, Serie A, del primer programa	Setiembre del 2005	Hasta setiembre del 2008	15,000	47,535			15,000	47,535
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	8,750	27,729	2,500	7,923	6,250	19,806
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	31,690			10,000	31,690
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	47,535			15,000	47,535
TOTALES			63,750	202,024	17,500	55,458	46,250	146,566

Los bonos corporativos devengan intereses anuales de 6%

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

La deuda por papeles comerciales emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Importe US $.000	Importe S/. 000
Primera emisión, Serie C, del segundo programa de instrumentos de corto plazo Ferreyros	Octubre del 2006	Julio del 2007	5,000	15,845
Primera emisión, Serie D, del segundo programa de instrumentos de corto plazo Ferreyros	Noviembre del 2006	Noviembre del 2007	10,000	31,690
TOTALES			15,000	47,535

Los intereses devengados por títulos de deuda ascienden a S/6 millones.

Las redenciones por títulos de deuda en el período son como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Papeles Comerciales Primera emisión, Serie C, del segundo programa de instrumentos de corto plazo Ferreyros	Abril del 2007	5,000	15,845
Bonos Corporativos Tercera emisión, Serie A, del primer programa	Abril del 2007	625	1,981
TOTALES		5,625	17,826

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

8) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2007			2006		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	744,114	109,155	853,269	590,872	49,109	639,981
Utilidad de operación	67,116	8,951	76,067	51,885	5,164	57,049
Principales activos: Activos fijos	167,038	102,706	269,744	147,987	47,457	195,444
Existencias	330,761	53,382	384,143	226,785	26,285	253,070
Cuentas por Cobrar	277,589	51,636	329,225	252,016	46,037	298,053

9) PATRIMONIO

Por acuerdo de Directorio del 15 de mayo, según falcultades delegadas por Junta General de Accionistas del 28 de marzo del 2007, se aprobó la distribución de dividendos en efectivo por S/. 28.4 millones y la capitalización de resultados acumulados por S/. 51.6 millones. Al respecto, a la fecha se encuentran pendientes de emisión 46,866,504 acciones de un valor nominal de S/. 1.10. Asimismo, el Directorio aprobó la transferencia a reserva legal de S/. 9.8 millones provenientes de la utilidad neta del año 2006.

Luego de la formalización de la capitalización mediante escritura pública y la respectiva emisión de las acciones, el capital ascenderá a S/. 335,749,154.40, representado por 305,226,504 acciones comunes de un valor nominal de S/. 1.10 cada una.

10) CONTINGENCIAS Y COMPROMISOS

Al 30 de junio del 2007, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.6.0 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.21.6 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 32.7 y S/. 5.3 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración tributaria.

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006 por un total de S/. 1.1 millones, incluidos intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

e. Al 30 de junio del 2007, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.2 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 30 de junio del 2007, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 8.9 millones y US $ 19.2 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 3.3 millones, que garantizan transacciones diversas.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

11) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Periodos terminados el:	
		30-06-07	**30-06-06**	**30-06-07**	**30-06-06**
Utilidad neta	S/.	30,027,336	26,952,137	68,146,247	47,540,054
Promedio ponderado de acciones comunes en circulación		305,226,504	305,226,504	305,226,504	305,226,504
Utilidad básica por acción	S/.	0.098	0.088	0.223	0.156

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.
Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

12) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:		Periodos terminados el:	
	30-06-07	30-06-06	30-06-07	30-06-06
	S/.000	S/.000	S/.000	S/.000
Ventas netas	16,563	2,183	37,126	6,025
Utilidad en ventas	1,203	295	3,194	719

13) TRANSACCIONES CON VINCULADAS

Las transacciones del periodo con subsidiarias se resumen como sigue:

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	30-06-07 S/.000	30-06-06 S/.000
Venta de bienes		
Unimaq S.A.	24,856	1,081
Orvisa Sociedad Anónima	11,963	3,981
Otras compañias	16	533
	36,835	**5,595**
Venta de servicios	**291**	**430**
Total venta de bienes y servicios	**37,126**	**6,025**

	30-06-07 S/.000	30-06-06 S/.000
Compra de bienes:		
Orvisa Sociedad Anónima	1,992	1,583
Unimaq S.A.	1,794	1,185
Fiansa Sociedad Anónima	1,055	1,431
Megacaucho & Representaciones S.A.C	344	0
Otras compañias	110	0
	5,296	**4,199**
Compra de servicios:		
Motorindustria S.A.	0	6,901
Fiansa Sociedad Anónima	438	501
Unimaq S.A.	338	96
Otras compañias	416	509
	1,192	**8,007**
Total compra de bienes y servicios	**6,488**	**12,206**

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.
Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

14) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de Junio que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-06-07	30-06-06
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, maquinarias y equipo	52,602	30,532
Transferencias de inmuebles, maquinarias y equipo a existencias	35,474	24,584

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 30 de junio del 2007. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Ferreyros

Reporta
Informe de gerencia

Segundo trimestre Año 2007



PERFIL DE LA EMPRESA

La principal línea de negocio de la empresa, que el presente año celebrará 85 años de existencia, es la importación y venta o alquiler de bienes de capital, con un reconocido servicio posventa. Asimismo, tiene almacenes de repuestos a nivel nacional. La compañía ha ejecutado importantes inversiones en capacitación y entrenamiento del personal técnico, así como en infraestructura de talleres.

La empresa tiene la representación de marcas líderes en el mercado, las cuales se encuentran orientadas a distintos sectores económicos.

La gestión comercial a junio del 2007

Gestión comercial

Ferreyros realizó la importación de 50 tractocamiones *Kenworth*, procedentes de Estados Unidos y destinados a una importante empresa cementera. La mercadería ingresó por el Puerto de Salaverry, ubicado en La Libertad, dando un impulso directo al crecimiento de las importaciones en dicha región.

Asimismo, se realizó una importante venta de camiones *Iveco* y de máquinas *CAT* a una empresa constructora, destinados al proyecto de infraestructura de la carretera Interoceánica del Sur.

Los productos de la línea *Caterpillar*, tanto para el mercado minero como para todos los mercados en que Ferreyros actúa, representaron el 89% del total de sus ventas en el ejercicio 2006 y han alcanzado el 88% de las mismas durante el primer semestre del 2007, incluidos los ingresos generados por la venta de repuestos y de servicio. Las máquinas y los equipos CAT han continuado mostrando altos porcentajes de participación del mercado.

Importaciones

De acuerdo con cifras de Comexperú, la empresa sigue manteniendo el primer lugar dentro de los importadores de bienes de capital del país. El nivel de importación de bienes de capital al cierre del primer semestre del año ha alcanzado en el país la cifra de US$ 2,859.

Ferreyros y otras empresas de la organización han importado, en conjunto, un total de US$ 206 millones en el mismo período.

Perú: Importaciones de bienes de capital
(en US$ millones)



5,000
4,000
3,000
2,000
1,000
0

	2004	2005	2006	Ene-Jun
■ Import	1,375	3,078	4,440	2,859

Ventas

Las ventas al 30 de junio de 2007 ascendieron a S/. 850.1 millones, en comparación con S/. 645 millones obtenidos el mismo periodo del año anterior, lo que equivale a un incremento de 31.8%, explicado por el desempeño experimentado en casi todos los sectores económicos en los cuales la empresa realiza sus operaciones. La mayor participación la mostró el sector minero debido al aumento del precio de los minerales en el mercado internacional. Sin embargo, se debe resaltar el mayor dinamismo del sector construcción, como consecuencia del inicio de importantes obras tanto privadas como públicas y, en

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

general, por la expansión del PBI del sector construcción, cuyo crecimiento en el mes de mayo fue de 24.6%, el nivel más alto de los últimos 9 años. Este resultado, así como las expectativas del inicio de nuevos proyectos, han influido para que las ventas al sector minero en el 2T 2007 muestren una participación del 43% en las ventas totales de la empresa, frente al 55% que mantuvo en el 1T 2007, mientras que para el sector construcción dicho nivel es de 29%, con un aumento de más de 12 puntos porcentuales en comparación al 1T 2007.

Ferreyros: Participación sectorial en las ventas - 2T 2007
(En porcentajes)


Industria 5%
Pesca 3%
Comercio 3%
Transporte 5%
Agricultura 2%
Construccion 29%
Hidrocarburos 2%
Gobierno 1%
Otros 7%
Mineria 43%

Con el fin de mantener un sostenido crecimiento en ventas, Ferreyros viene realizando una serie de inversiones en infraestructura, entrenamiento y capacitación de personal, tanto en Lima como en sus sucursales en el resto del país.

Es importante mencionar que en el mes de febrero del 2007, Ferreyros inició las obras para la construcción de su nueva sede institucional que se encuentra ubicada en el distrito de Santiago de Surco. Esta inversión ha sido financiada por el Banco de Crédito del Perú a través de un *leasing* financiero a cinco años.

La mudanza de las áreas de ventas y administrativas a la nueva sede, hará posible un incremento en la infraestructura de talleres y almacenes de repuestos en su local actual de la Av. Industrial, para dar un mejor servicio posventa a las diferentes líneas que comercializa.

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa, correspondientes al segundo trimestre del 2007 y 2006. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 2T 2007 ascendieron a S/. 392.3 millones, en comparación con S/. 348.8 millones del mismo período del año anterior, lo que equivale a un incremento de 12.5%, que se explica por lo siguiente:

Las ventas de máquinas, motores, equipos y vehículos tanto nuevos como usados (productos principales) fueron superiores en 21.9% a las del 2T 2006 (S/. 239.6 millones en el 2T 2007; S/. 196.6 millones en el 2T 2006), debido a lo siguiente:

- Incremento de 7.5% en la venta de equipos *Caterpillar* (S/. 176.9 millones en el 2T 2007; S/. 164.6 millones en el 2T 2006), el cual ha sido generado por la demanda creciente de equipos *Caterpillar* por parte de clientes del sector construcción, del sector mediana minería y de empresas contratistas que ejecutan trabajos para la mediana minería.
- Incremento en la venta de equipos agrícolas de 10.1% (S/. 8.9 millones en el 2T 2007; S/. 8.0 millones en el 2T 2006), que se explica básicamente por un aumento en la demanda de equipos agrícolas por parte de clientes dedicados al cultivo de arroz, debido al aumento en el precio de este producto.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

- Aumento de 507.7% en las ventas de la línea automotriz (S/. 43.1 millones en el 2T 2007; S/. 7.1 millones en el 2T 2006), debido a ventas de volquetes *Iveco*, por S/ 15.2 millones, a empresas dedicadas a la construcción de carreteras y a la ejecución de obras de desarrollo y explotación para empresas de la mediana minería, y a la venta, por S/.15.0 millones, de una flota de tractocamiones *Kenworth* a una empresa importante dedicada a la producción de cemento.
- Disminución de 36.1% en las ventas de unidades usadas (S/. 10.8 millones en el 2T 2007; S/. 16.9 millones en el 2T 2006), debido a menores ventas a clientes del exterior por falta de disponibilidad de inventario, la cual fue generada por la alta demanda de equipos usados tanto en el mercado local como internacional.

Las ventas de repuestos y servicios mostraron en el 2T 2007 un ligero incremento de 0.7% en comparación con las del mismo período del año anterior (S/.148.5 millones en el 2T 2007; S/.147.6 millones en el 2T 2006).

Por otra parte, los ingresos por alquiler de equipos en el 2T 2007 fueron inferiores en 9.8% a las del mismo período del año anterior (S/. 4.2 millones el 2T 2007; S/. 4.7 millones en el 2T 2006), debido a que, a inicios del año en curso, la compañía transfirió a una de sus subsidiarias el negocio de alquiler de equipo ligero. Sin embargo, los ingresos por alquiler de equipo pesado en el 2T 2007 son superiores en 374% a las del mismo período del año anterior (S/. 4.1 millones en el 2T 2007; S/. 0.9 millones en el 2T 2006).

Ferreyros: Participación de las líneas de producto en las ventas totales
(En porcentajes)


Automotor
11%
Caterpillar
87%
Agrícola
2%

UTILIDAD EN VENTAS

La utilidad en ventas del 2T 2007 ascendió a S/. 82.3 millones, en comparación con S/. 74.4 millones del mismo período del año anterior, es decir, un incremento de 10.6% originado principalmente por un aumento de 21.9% en las ventas de productos principales. En términos porcentuales, el margen bruto del 2T 2007 es similar al del mismo periodo del año anterior (21.0% en el 2T 2007; 21.3% en el 2T 2006).

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron en el segundo trimestre de 2007 a S/. 49.8 millones, en comparación con S/. 42.5 millones del mismo período del año anterior, esto es, un incremento de 17.3%, debido principalmente a lo siguiente:

- Un aumento de 28.5% en los gastos variables como consecuencia del importante crecimiento de las ventas del periodo.
- Un aumento moderado de 14.1% en los gastos fijos.

En el segundo trimestre del 2007 los gastos de venta y administración representaron el 12.7% de las ventas netas frente a 12.2% del mismo período del año anterior.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

INGRESOS FINANCIEROS

Los ingresos financieros del segundo trimestre de 2007 ascendieron a S/. 10.1 millones en comparación con S/. 7.6 millones del mismo período del año anterior, lo que representa un aumento de 33.0%, debido principalmente a un incremento de intereses de las cuentas por cobrar a mediano plazo, y adicionalmente a un aumento de los descuentos por pronto pago otorgados por proveedores del exterior (en el 2T 2007 las compras a proveedores fueron mayores que las del mismo período del año anterior debido al crecimiento de las ventas).

Ferreyros: Evolución de los ingresos financieros
(En S/. millones)


12
10
8
6
4
2
0

2004	2005	2006	Junio 2006	Junio 2007
9	10	8.9	7.6	10.1

GASTOS FINANCIEROS

Los gastos financieros ascendieron a S/. 9.9 millones en el segundo trimestre de 2007 en comparación con S/.6.9 millones del mismo período del año anterior, lo que equivale a un aumento de 42.3%, debido principalmente a un aumento de S/.120.1 millones en el pasivo promedio sujeto a pago de interés (el pasivo promedio en el 2T 2007 fue de S/.531.1 millones frente al pasivo promedio del 2T 2006 que fue de S/.411.0 millones) y, adicionalmente, a un ligero aumento de la tasa de interés de las obligaciones en dólares con instituciones financieras nacionales. Dicho aumento fue compensado en parte con un menor pago en soles de intereses pactados en dólares americanos, debido a la caída del tipo de cambio (la mayor parte de las obligaciones de la compañía han sido contraídas en dicha moneda extranjera).

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS

En este rubro se registra las utilidades de subsidiarias y asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 8.4 millones en el 2T 2007, en comparación con S/. 2.9 millones registrados en el mismo período del año anterior, es decir, un incremento de 182.7%, debido a: i) la mayor utilidad registrada por una asociada del sector seguros; ii) la mayor utilidad registrada por una subsidiaria dedicada a la comercialización de equipos ligeros; y iii) la mayor utilidad obtenida por una subsidiaria del sector metal-mecánica.

OTROS INGRESOS (EGRESOS)

En el segundo trimestre de 2007 se registró en este rubro un egreso neto de S/. 0.7 millones en comparación con un egreso neto de S/. 0.6 millones del mismo período del año anterior. En el segundo trimestre de 2007, se incluyó en este rubro principalmente los siguientes conceptos: i) un egreso de S/. 3.2 millones por provisión para desvalorización de inversiones; ii) un ingreso de S/. 0.1 millones por resoluciones de contrato; iii) un ingreso de S/. 0.2 millones por alquiler de locales; iv) un ingreso de S/.0.8 millones por servicios diversos prestados a una empresa minera, y v) otros ingresos netos por S/. 1.4 millones. En el segundo trimestre de 2006, se registraron en este rubro básicamente los siguientes conceptos: i) un ingreso de S/. 0.2 millones por resoluciones de contrato; ii) un ingreso de S/. 0.1 millones por alquiler de locales; iii) un ingreso de S/. 0.4 millones por servicios prestados a empresa minera, y iv) un egreso neto de S/. 1.3 millones por otros conceptos.

UTILIDAD (PÉRDIDA) EN CAMBIO

El segundo trimestre de 2007 y el segundo trimestre de 2006 incluyen utilidades en cambio por S/. 1.7 millones y S/. 7.1 millones, respectivamente. En ambos periodos la utilidad fue originada por la

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

apreciación del nuevo sol frente al dólar norteamericano (0.9% el segundo trimestre de 2007 y 4.5% el segundo trimestre de 2006).
En el caso de Ferreyros, el importe de las cuentas por pagar en moneda extranjera es mayor que el de las cuentas por cobrar en la misma moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA
Las participaciones e impuesto a la renta al cierre del segundo trimestre de 2007 y de 2006 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA
La utilidad neta del segundo trimestre de 2007 ascendió a S/. 30.0 millones en comparación con S/. 26.9 millones del mismo período del año anterior, esto es, un incremento de 11.4%, explicado por un incremento en la utilidad bruta, un aumento en los ingresos financieros, un incremento en la participación patrimonial en subsidiarias y asociada. Ello ha permitido cubrir el incremento de los gastos de administración y ventas, mayores egresos diversos, disminución en la utilidad en cambio, aumento de los gastos financieros, así como aumentar la utilidad neta en S/. 3.1 millones en relación con la obtenida en el mismo periodo del año anterior.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN
La UAIDA (EBITDA, por sus siglas en inglés) en el 2T 2007 ascendió a S/. 126.0 millones frente a S/. 92.3 millones del mismo período del año anterior, lo cual representa un incremento de 36.5%.

ANÁLISIS DEL BALANCE GENERAL

El total de activos al 30 de junio de 2007 ascendió a S/. 1,179.3 millones en comparación con S/. 890.0 millones al 30 de junio de 2006, lo que representa un incremento neto de S/. 289.3 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 31.2 millones, que se explica por: i) un aumento de S/. 28.3 millones por mayores ventas; ii) un aumento de S/. 5.7 millones debido a la disminución en la provisión para cobranza dudosa; y iii) una disminución de S/. 2.8 millones a raíz del incremento en los intereses diferidos.

b) Aumento neto de Existencias por S/. 131.1 millones debido a: i) un aumento de S/.173.5 millones por compras efectuadas en el período para atender el crecimiento de las ventas; ii) una disminución neta de S/. 33.0 millones por transferencia de equipos de alquiler y componentes de intercambio del inventario al activo fijo; y iii) una reducción de S/. 9.4 millones a raíz del incremento de la provisión para desvalorización de existencias.

c) Aumento neto del Activo Fijo por S/. 74.3 millones, que se explica por: i) un aumento de S/. 54.3 millones por compras de equipos para la flota de alquiler; ii) un aumento de S/. 36.7 millones por compras de otros activos fijos (S/.23.9 por construcción del nuevo local, S/. 8.3 por compras de maquinaria y S/.4.5 por compras de otros activos fijos); iii) un incremento neto de S/. 33.0 millones por transferencia de equipo de alquiler y componentes de intercambio del inventario al activo fijo; iv) una disminución de S/.21.5 millones por ventas de activos fijos; v) una reducción de S/.25.7 millones por aumento en la depreciación acumulada; y vi) una disminución de S/. 2.5 millones por aumento en la provisión para desvalorización de activo fijo.

d) Incremento de Inversiones en Valores por S/. 24.0 millones debido a: i) un aumento de S/. 18.0 millones por utilidades de subsidiarias reconocidas por el método de participación

Ferreyros S.A.A.
Hugo Sommerkamp Molinari

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

patrimonial; ii) un aumento de S/. 2.7 millones por compra de acciones de una empresa dedicada a la venta, distribución y servicio de neumáticos; iii) un incremento de S/. 8.1 millones por el aporte de capital a una subsidiaria dedicada a la comercialización de equipos ligeros; iv) una disminución de S/. 3.2 por aumento de provisión por desvalorización de acciones en una subsidiaria dedicada a la crianza y venta de langostinos y v) otras disminuciones S/. 1.6 millones.

Al 30 de junio de 2007, el total de pasivos ascendió a S/. 732.1 millones en comparación con S/. 536.2 millones al 30 de junio de 2006, lo que equivale a un incremento de S/. 195.9 millones. La conformación de las obligaciones de la empresa al 30 de junio del 2007 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 30 de junio de 2007 es de 1.36, inferior al ratio corriente de 1.85 al 30 de junio de 2006, debido a transferencias de las deudas a largo plazo al pasivo corriente.

El ratio de apalancamiento financiero al 30 de junio de 2007 es 1.25 en comparación con 1.13 al 30 de junio de 2006. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. ANEXO 1

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	2T 07	%	1T 07	%	2T 06	%	2T 07/ 1T 07 %	2T 07/ 2T 06 %	Acumulado al 30-06-07	%	Acumulado al 30-06-06	%	Variacion %
Ventas Netas	392,306	100.0	457,798	100.0	348,804	100.0	(14.3)	12.5	850,103	100.0	645,044	100.0	31.8
Costo de Ventas	(310,022)	(79.0)	(365,907)	(79.9)	(274,396)	(78.7)	(15.3)	13.0	(675,929)	(79.5)	(503,139)	(78.0)	34.3
Utilidad en ventas	**82,284**	**21.0**	**91,890**	**20.1**	**74,408**	**21.3**	**(10.5)**	**10.6**	**174,174**	**20.5**	**141,904**	**22.0**	**22.7**
Gastos de Venta y Administración	(49,847)	(12.7)	(48,109)	(10.5)	(42,481)	(12.2)	3.6	17.3	(97,956)	(11.5)	(85,445)	(13.2)	14.6
Otros Ingresos (Egresos), neto	(679)	(0.2)	529	0.1	(641)	(0.2)	(228.4)	6.0	(150)	(0.0)	530	0.1	(125.5)
Utilidad en operaciones	**31,758**	**8.1**	**44,310**	**9.7**	**31,286**	**9.0**	**(28.3)**	**1.5**	**76,068**	**8.9**	**57,050**	**8.8**	**33.3**
Ingresos Financieros	10,114	2.5	9,385	2.1	7,606	2.2	7.8	33.0	19,499	2.3	14,453	2.2	34.9
Utilidad en cambio	1,690	0.4	984	0.2	7,104	2.0	71.7	(76.2)	2,674	0.3	10,908	1.7	(75.5)
Gastos Financieros	(9,860)	(2.5)	(7,257)	(1.6)	(6,929)	(2.0)	35.9	42.3	(17,117)	(2.0)	(15,192)	(2.4)	12.7
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	8,351	2.1	8,210	1.8	2,954	0.8	1.7	182.7	16,561	1.9	6,650	1.0	149.0
Utilidad antes de Participaciones e Impuesto a la Renta	**42,053**	**10.7**	**55,632**	**12.2**	**42,021**	**12.0**	**(24.4)**	**0.1**	**97,686**	**11.5**	**73,869**	**11.5**	**32.2**
Participaciones	(2,702)	(0.7)	(3,936)	(0.9)	(3,387)	(1.0)	(31.3)	(20.2)	(6,638)	(0.8)	(5,917)	(0.9)	12.2
Utilidad antes de Impuesto a la Renta	**39,351**	**10.0**	**51,697**	**11.3**	**38,634**	**11.1**	**(23.9)**	**1.9**	**91,048**	**10.7**	**67,952**	**10.5**	**34.0**
Impuesto a la Renta	(9,323)	(2.4)	(13,578)	(3.0)	(11,683)	(3.3)	(31.3)	(20.2)	(22,901)	(2.7)	(20,412)	(3.2)	12.2
Utilidad neta	**30,027**	**7.7**	**38,119**	**8.3**	**26,951**	**7.7**	**(21.2)**	**11.4**	**68,146**	**8.0**	**47,539**	**7.4**	**43.3**

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

ANEXO 2

FERREYROS S.A.A.

Balance General
(En miles de nuevos soles)

	30-Jun-07	30-Jun-06	Variación % 30-Jun-07 / 30-Jun-06
Caja y bancos	44,217	28,457	55.4
Cuentas por cobrar comerciales	281,742	275,864	2.1
Inventarios	384,143	253,070	51.8
Cuentas por cobrar vinculadas	25,358	10,178	149.1
Otras cuentas por cobrar	5,681	4,367	30.1
Gastos pagados por anticipado	2,574	4,291	-40.0
Activo Corriente	**743,714**	**576,228**	29.1
Cuentas por cobrar comerciales a largo plazo	47,483	22,189	114.0
Equipo de alquiler	126,415	76,133	66.0
Otros activos fijos	314,196	287,806	9.2
	440,611	363,939	21.1
Depreciación acumulada	(170,867)	(168,495)	1.4
Inmueble, maquinaria y equipo, neto	269,744	195,444	38.0
Inversiones	106,178	82,155	29.2
Otros activos no corrientes	12,200	13,984	-12.8
Activo no Corriente	435,604	313,773	38.8
Total Activo	**1,179,318**	**890,001**	32.5
Deuda a corto plazo	80,378	63,747	26.1
Otros pasivos corrientes	465,824	248,528	87.4
Pasivo corriente	**546,202**	**312,275**	74.9
Deuda a largo plazo	185,892	223,888	-17.0
Total Pasivo	**732,093**	**536,163**	36.5
Ganancias diferidas	**8,336**	**4,698**	77.4
Patrimonio	**438,888**	**349,140**	25.7
Total Pasivo y Patrimonio	**1,179,318**	**890,001**	32.5
Otra Informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada periodo)	13,832	14,121	
UAIDA	**125,960**	**92,275**	36.5
Ratios Financieros			
Ratio corriente	1.36	1.85	
Apalancamiento Financiero	1.25	1.13	
Valor contable por acción	1.70	1.35	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A **ANEXO 3**

Ventas netas por Area de Operaciones
(En miles de nuevos soles)

	2T 07	%	1T 07	%	2T 06	%	2T 07/ 1T 07 %	2T 07/ 2T 06 %	Acumulado al 30-6-2007	%	Acumulado al 30-6-2006	%	Variación %
Caterpillar:													
Gran mineria	34,623	8.8	104,335	22.8	77,050	22.1	-66.8	-55.1	138,958	16.3	147,846	22.9	-6.0
Otros	142,248	36.3	144,042	31.5	87,517	25.1	-1.2	62.5	286,290	33.7	110,907	17.2	158.1
	176,871	45.1	248,376	54.3	164,567	47.2	-28.8	7.5	425,248	50.0	258,753	40.1	64.3
Equipos agricolas	8,852	2.3	5,587	1.2	8,041	2.3	58.5	10.1	14,438	1.7	14,108	2.2	2.3
Automotriz	43,064	11.0	31,323	6.8	7,087	2.0	37.5	507.7	74,387	8.8	15,382	2.4	383.6
Unidades usadas	10,800	2.8	27,873	6.1	16,907	4.8	-61.3	-36.1	38,673	4.5	31,717	4.9	21.9
	239,587	61.1	313,159	68.4	196,602	56.4	-23.5	21.9	552,746	65.0	319,960	49.6	72.8
Repuestos y servicios	148,526	37.9	142,787	31.2	147,550	42.3	4.0	0.7	291,313	34.3	316,750	49.1	-8.0
Alquileres	4,193	1.1	1,852	0.4	4,651	1.3	126.4	-9.8	6,045	0.7	8,334	1.3	-27.5
Total	392,306	100.0	457,798	100.0	348,804	100.0	-14.3	12.5	850,103	100.0	645,043	100.0	31.8

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 30-06-2007
Mineria	48.0%
Construccion	26.4%
Transporte	6.1%
Pesca	3.6%
Industria	2.7%
Comercio y Servicios	2.2%
Agricultura	2.0%
Hidrocarburos	1.4%
Gobierno	0.7%
Otros	6.9%
Total	100.0%

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 30 de junio del 2007
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	65,567	58,200	5,205	2,162
Papeles Comerciales	14,750	14,750		
Proveedores:				
Caterpillar	26,213	26,213		
Otros	16,892	16,892		
Bonos corporativos	63,750		17,500	46,250
Caterpillar Financial Services	8,275		2,058	6,217
Inst. Financieras Nacionales	8,418	3,787	601	4,030
Otros pasivos	27,152	27,152		
Total	**231,017**	**146,994**	**25,364**	**58,659**

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

END